Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

November 12, 2007

This management discussion and analysis is made as of November 12, 2007, and should be read in conjunction with the consolidated financial statements of Gammon Gold Inc. (“Gammon” or “the Company”) for the year ended December 31, 2006, including all accompanying notes to the consolidated financial statements. The term “Feasibility Study” is used to define the November 2004 Ocampo project feasibility study. Results are presented in US dollars, unless otherwise stated. During the first quarter, the Company changed its functional currency from Canadian dollars to US dollars. Statements contained in the MD&A are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document.

The Company is a growth-oriented mid-tier gold and silver production and exploration company listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS) The Company, in its first full year of commercial production, completed construction of its Ocampo mine in Chihuahua State, Mexico announcing commercial production in January, 2007. In August, 2006, the Company acquired 100% of Mexgold Resources Inc. which added the El Cubo and Las Torres active gold and silver mines in Guanajuato State, Mexico along with the Guadalupe y Calvo future development property where a further exploration drilling program commenced in Q3 of 2007.

Q3, 2007 Highlights

  Third quarter production of 26,444 gold ounces and 1,115,233 silver ounces or 47,091 gold equivalent ounces

  Revenues from mining operations of $30.4 million compared to $16.5 million in Q3 2006. Average Q3 gold selling price of $679 per ounce and silver selling price of $12.54 per ounce

  Net loss per share of $0.38 compared to Q3 2006 net loss per share of $0.16 with $0.18 of 2007 Q3 loss relating to a $21.6 million non-cash income tax expense arising from recently enacted Mexican Single Rate Tax law whereby certain future income tax loss carry forwards will not be utilized as previously anticipated as described in more detail on page 16

  Adjusted cash cost per ounce of $601 for Q3 which increased to $764 per ounce after reflecting a $0.8 million cash expense to reflect Ocampo’s less than 70% third quarter operating utilization ($19 cash cost per ounce) and a $6.5 million cash write down of leach pad and mill inventory to lower of cost and net realizable value ($144 cash cost per ounce)

  Included in cash costs was a $22 per ounce employee severance charge associated with reducing the Ocampo workforce by approximately 30% near quarter end (over 600 positions) bringing total workforce to approximately 1,400 at Ocampo

  Cash used in operations of $10.6 million versus $16.3 million used in Q3 2006, Adjusted for changes in non-cash working capital, cash losses were $6.6 million and $3.0 million respectively

  Mr. Rene Marion was appointed Chief Executive Officer on October 25th. Mr. Marion brings over 22 years of mining experience to Gammon, having most recently held the position of Regional Vice President, Barrick Russia, Central Asia

  Continued to strengthen the Gammon operational management teams with the addition of 12 experienced Mexican mining and processing professionals at Ocampo as well as 2 added at El Cubo

  An aggressive cost reduction program implemented at Ocampo identified over $10 million in annual savings comprised primarily (60%) of savings related to the reduction in head count late in the third quarter. These cost savings are expected to be realized in the fourth and subsequent quarters.

  The arrival of three 100 tonne trucks, a loader and a drill rig for the Open Pit. These units were commissioned by quarter end favourably impacting production. Subsequently, daily peak production has exceeded 115,000 tonnes per day on occasion. Third quarter average production was 67,900 tonnes per day while October total tonnes mined was a record of 2,779,000 tonnes (an average of 89,600 tonnes per day) which exceeded previous best monthly performance by 19%. Of note, the Feasibility Study only assumed a daily Open Pit mining rate of 80,000 tonnes and the mine is on track to consistently achieve the planned +/-100,000 tonnes per day average with the further arrival of an additional loader and drill rig late in October

  Productivity of the crushing and heap leach circuit decreased to 53% in Q3 from 65% availability in Q2 primarily as a result of 17 equivalent days of downtime related to the unavailability of the overland conveyor belt and delays associated with plugged chutes and screens due to the unusually heavy rain in July and August. The overland conveyor belt was replaced late in the third quarter and improved productivity was immediately achieved with October availability at 70%. Leach pad crushing circuit availability is targeted to be in the mid 80%’s and a work plan is in place to achieve this level

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

  Total Open Pit ore production for Q3 was 582,071 tonnes at a gold equivalent 1.51 grams per tonne which is approximately 90% of Feasibility Study expectations

  Third quarter tonnes placed on the heap leach pad were 510,809 or 5,552 tonnes per day, which is well below the facility’s capacity of 11,000 tonnes per day and reflects the low Q3 availability noted above. Tonnes placed on the heap leach pad in October were 244,500 tonnes (average of 7,887 tonnes per day) which is the best result since May, 2007

  Recovery for the heap leach pad continued to improve consistent with the first half of 2007 and trending towards Feasibility Study estimates

  Third quarter tonnes milled were 112,262 for an average of 1,220 tonnes per day which was 19% below the current name plate capacity of 1,500 tonnes per day. Tonnes milled in October was a record of 49,200 tonnes (1,580 tonnes per day) which exceeded the 1,500 tonne name plate capacity by 6% despite mill availability of only 84%

  Mill productivity improved from 67% in Q2 to 82% availability in Q3 with further improvement anticipated in the fourth quarter. October mill availability was 84% despite a 4 day planned generator maintenance outage at the beginning of the month. Mill availability is targeted to be in the low 90%’s and a work plan is in place to achieve this level

  Underground grades in Q3 were 6.5 g/t gold equivalent which is consistent with Q2 grades. Management is focused on improving head grades to the mill through improved mining methods that will decrease dilution.

  Recoveries for the mill remain consistent with Feasibility Study estimates with recoveries of 95% on gold and 90% on silver

  Completion of main office building, warehouse and work shop enabling the closing of a number of temporary offices and warehouses

  Open pit continued to provide unbudgeted high grade tonnage to mill as 71,262 tonnes @ 2.30 grams per tonne gold and 134 grams per tonne silver, or 4.77 grams per tonne gold equivalent, were delivered to the Mill.

  Continued to advance (184 metres completed during the quarter) the Santa Eduviges decline which is being developed under the Ocampo open pit for a possible new underground mine (and third source of high grade ore to the Mill) on the PGR trend. Project is currently 35% complete and on budget

  Underground shaft was completed to designed depth (290 metres) and study underway to deepen an additional 250 metres subject to completion of the updated underground life of mine plan

  The completed 1.1 million cubic meter water dam was filled during the wet season providing sufficient water for the project in coming years

  Further surface exploration drilling commenced, immediately adjacent to the Ocampo open pit targeting the high grade San Roman structure where previous high grade calvo type intersections were encountered in diamond drilling

  The project to integrate the El Cubo underground mine workings with the Las Torres shaft and Mill infrastructure is underway with all engineering completed during the quarter and minor rehabilitation of underground infrastructure in progress. This program is expected to reduce mill operating and ore haulage costs.

  During the quarter the Company implemented a review of El Cubo’s cost structure and identified additional opportunities to significantly reduce operating costs

  Commenced diamond drilling on the Guadalupe y Calvo property with 3 of the planned 15 holes (506 of 2,400 metres) completed

  Assay results from a recent surface trenching program are indicative of the potential for bulk mineralization on the Guadalupe y Calvo property with average mineralized widths across the Rosario structure of 25 metres

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company’s associated documents including its Annual Information Form at www.sedar.com or on the Company’s website at www.gammongold.com

Summary of Third Quarter 2007

The Company reported Q3 production of 26,444 gold ounces and 1,115,233 silver ounces, or 47,091 gold equivalent ounces. Q3 gold equivalent ounce production was 20% below that of Q2 as Ocampo experienced low leach pad circuit availability (53%) primarily caused by downtime due to unavailability of the overland conveyor belt and the longer than anticipated lead time experienced in installing a replacement belt. The annual wet season also impacted Q3 leach pad ounces while both Ocampo and El Cubo experienced lower than anticipated ore grade in the quarter. All of these factors contributed to the lower production achieved in the third quarter.

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

During Q3, the Company sold 25,104 gold ounces and 1,068,809 silver ounces or 44,863 gold equivalent ounces at average gold and silver selling prices of $679 and $12.54 respectively for total revenues of $30.4 million. Q3 represented the Company’s third quarter of commercial production from the Ocampo operation with Management’s focus to improve operating productivity to the project’s name plate capacity and beyond.

Year to date, the Company produced 93,816 gold ounces and 3,894,907 silver ounces or 170,552 gold equivalent ounces. Year to date, the Company sold 92,432 gold ounces and 3,844,254 silver ounces or 168,231 gold equivalent ounces at average gold and silver selling prices of $669 and $13.14.

The Company is entirely unhedged for its future production enabling it to fully participate in higher gold and silver prices.

In order to increase production and reduce operating costs, the strengthened executive team is taking steps to enhance management at all operations in order to better realize the expected performance and value from the Company’s assets.

In Q3 the Company announced the resignation of Mr. Russell Barwick as Chief Executive Officer for personal family reasons as Mr Barwick needed to spend greater time at home in Australia. Mr Barwick, who joined the Company in April will remain a member of the Board of Directors. The Company has hired Mr Rene Marion to replace Mr Barwick as CEO and Mr Marion joined the Company on October 25th.

Mr Marion brings over 22 years of mining experience to Gammon, having most recently held the position of Regional Vice President, Barrick Russia, Central Asia and later seconded as Chief Operating Officer of Highland Gold Mining Limited, of which Barrick is the controlling shareholder. For several years he served as Barrick’s Qualified Person responsible for Barrick’s global resources and reserves. His background includes significant experience in mining operations, operational and corporate management, mine engineering and was a key participant in numerous global merger and acquisition evaluations and feasibility studies. Mr. Marion has strong relationships with industry analysts and investors that will serve to strengthen the Company’s contacts in the capital markets.

Quarterly Financial Review

	2007	2007	2007	2006
SELECTED QUARTERLY INFORMATION	Q3	Q2	Q1	Q4

Revenue from mining operations	$30,443,793	$38,414,989	$43,499,914	$34,955,976
Production costs	$33,957,197	$35,393,663	$37,440,418	$18,160,246
Gold ounces sold	25,104	31,006	36,332	33,866
Silver ounces sold	1,068,809	1,306,267	1,469,178	1,138,986
Gold equivalent ounces sold	44,863	57,063	66,305	57,111
Average realized gold price – US$	$678.97	$664.42	$653.63	$608.53
Average realized silver price – US$	$12.54	$13.05	$13.45	$12.54
Gold equivalency rate	54	51	49	49
Net loss	($44,835,395)	($25,487,704)	($10,261,880)	($3,416,403)
Net loss per share, basic and diluted (1)	($0.38)	($0.23)	($0.10)	($0.05)
Cash used in operations	($10,571,784)	($17,064,419)	($9,260,068)	$6,033,681
Total cash costs (per gold equivalent ounce) - US$(2)	$764	$614	$575	$318
Cash dividends declared	Nil	Nil	Nil	Nil

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

	2006	2006	2006	2005
SELECTED QUARTERLY INFORMATION	Q3	Q2	Q1	Q4

Revenue from mining operations	$16,455,948	$11,507,809	$1,890,990
Production costs	$12,698,143	$3,967,984	$3,148,340
Gold ounces sold	17,112	13,672	2,827
Silver ounces sold	435,554	251,155	62,629
Gold equivalent ounces sold	25,652	18,409	4,009
Average realized gold price – US$	$604.42	$615.97	$560.58
Average realized silver price – US$	$11.88	$11.45	$10.50
Gold equivalency rate	51	54	53
Net loss	($15,115,730)	($2,215,076)	($4,686,325)	($8,640,737)
Net loss per share, basic and diluted (1)	($0.16)	($0.03)	($0.05)	($0.12)
Cash used in operations	($16,315,234)	($2,051,352)	($7,603,392)	($1,122,185)
Total cash costs (per gold equivalent ounce) - US$(2)	$502	$219	-	-
Cash dividends declared	Nil	Nil	Nil	Nil

1)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive

2)	The Company did not report cash costs in Q1 2006.

Review of Third Quarter Financial Results:

The Company’s net loss in the third quarter was $44.8 million (September 30, 2006 $15.1 million) on revenue from mining operations of $30.4 million (September 30, 2006 - $16.5 million. The Company sold 25,104 ounces of gold and 1,068,809 ounces of silver or 44,863 gold equivalent ounces in Q3 2007 on production of 26,444 ounces of gold and 1,115,233 ounces of silver, or 47,091 gold equivalent ounces. During the same period last year, the Company produced 17,112 ounces of gold and 435,554 ounces of silver or 25,652 gold equivalent ounces. The Company’s loss per share in Q3 was $0.38 (September 30, 2006 - $0.16 loss per share) with $0.18 of 2007 Q3 loss relating to non-cash income tax expense arising from recently enacted Mexican Single Rate Tax law discussed in greater detail on page 16.

Year to date, the Company’s net loss was $80.6 million (September 30, 2006 - $22.0 million) on revenue from mining operations of $112.4 million (September 30, 2006 - $29.9 million). The Company sold 92,432 ounces of gold and 3,844,254 ounces of silver or 168,231 gold equivalent ounces year to date 2007 on production of 93,816 ounces of gold and 3,894,907 ounces of silver, or 170,552 gold equivalent ounces. During the same period last year, the Company sold 33,611 ounces of gold and 749,338 ounces of silver or 48,070 gold equivalent ounces. The Company’s year to date loss per share was $0.72 (September 30, 2006 - $0.26 loss per share).

The Company believes its current production costs year to date are significantly higher than those expected going forward. The Company’s accounting policies include allocating to inventory its current mining costs, including applicable depreciation, depletion and amortization. As gold and silver ounces are produced and sold, an appropriate production cost amount is transferred from inventory to cost of goods sold. At Ocampo, the Company was in the mine commissioning process in 2006 and operated at well below designed capacity in the first 3 quarters of 2007 resulting in higher production costs and a higher weighted average carrying cost of inventory at September 30, 2007. The Company immediately expensed $1.2 million of fixed costs in Q3 in recognition of operating well below capacity at Ocampo. The cash portion ($0.8 million) of this $1.2 million expense impacted the Company’s Q3 cash cost per ounce by $19 The Company expects to operate below capacity until mid 2008 when the benefits of numerous initiatives are expected to gain traction.

The Company also booked an inventory write down in Q3 of $8.6 million relating primarily to the valuation of its Ocampo heap leach pad inventory. The cash portion of this write down ($6.5 million) impacted the Company’s Q3 cash cost per ounce by $144. Higher production costs combined with the lower grade ore placed on the pad in recent months and the 53% availability of the leach pad crushing circuit resulted in the write down. Ore placed on the heap leach pad requires 120 to 150 days of leaching activity to realize target gold and silver recoveries. At least five (5) months of open pit production are continuously active on the leach pad. The write down reflects the costs incurred to date for the leach pad inventory, the projected future costs required to refine the gold and silver ounces contained on the pad and the anticipated revenue to be realized from those ounces.

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

With recent focus on significant cost reductions and October’s improving trend in mine productivity, the Company is focused on the elimination of future inventory adjustments.

While most of the Company’s transactions are denominated in either US dollars or Mexican Pesos, the recent strengthening of the Canadian dollar has caused inflationary cost impacts to the extent of its Canadian dollar costs which are primarily the General and Administrative (G&A) operation of its Halifax corporate office which are not material. However, general industry inflation is material and is negatively affecting cash costs per ounce as wage settlements, fuel, consumable, maintenance and electricity costs are all subject to ongoing price pressure.

Included in the cash costs for the third quarter were $22 per ounce in severance charges associated with down sizing of the workforce (by approximately 30%) at Ocampo. The Company expects to benefit from this $6 million annual cost savings beginning in the fourth quarter.

Results of Operations – Q3 2007	Ocampo -	El Cubo -
	Mexico	Mexico	Corporate	Total

Revenue from mining operations	$20,105,797	$10,337,996	-	$30,443,793
Gold ounces produced	17,920	8,524	-	26,444
Silver ounces produced	738,585	376,648	-	1,115,233
Gold equivalent ounces produced	31,682	15,409	-	47,091
Gold ounces sold	16,580	8,524	-	25,104
Silver ounces sold	692,161	376,648	-	1,068,809
Gold equivalent ounces sold	29,454	15,409	-	44,863
Net earnings/(loss) before other items	(11,763,040)	(3,633,132)	(4,384,728)	(19,780,900)
Production costs	24,036,251	9,920,946		33,957,197
Refining costs	223,139	114,675		337,815
Total cash costs (per gold equivalent ounce) (1)	$824	$651		$764
Total cash cost per gold ounce (2)	$934	$635		$832

(1)	Total cash cost per ounce is calculated by dividing production costs and refining costs over gold equivalent ounces sold. Gold equivalent ounces are calculated based on actual sales.

(2)	By-product credit total cash cost per gold ounce is calculated by subtracting silver revenues from total production and refining costs and dividing these costs by gold ounces sold.

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

Operational Review - Ocampo

Ocampo Mine – Open Pit and Heap Leach Operations

2007
Operational Data – Ocampo	2007	2007	2007	2006	2006
Open Pit and Heap Leach	Q3	Q2	Q1	Q4	Q3

Total tonnes mined	6,245,055	6,189,740	5,534,371	5,898,076	4,732,149
Tonnes of ore mined	534,064	1,222,529	1,671,141	1,771,746	1,260,812
Underground mine tonnes placed on heap leach pad	8,168	45,966	39,474	43,870	66,398
Total tonnes of ore processed	582,071	750,580	708,496	935,561	610,198
Waste to ore ratio	**10.69:1	4.06:1	2.31:1	1.99:1	3.53:1
Average grade of gold processed
(grams per tonne)	0.60	0.57	0.69	0.76	0.87
Average grade of silver
processed (grams per tonne)	24.42	24.45	26.82	32.05	39.92
Gold equivalent grade processed
(grams per tonne)	*1.51	1.28	1.24	1.41	1.65
Gold ounces produced	8,233	12,673	13,898	15,233	11,376
Silver ounces produced	276,955	378,163	373,471	347,841	242,283
Gold ounces sold	7,817	11,906	14,531	14,601	11,376
Silver ounces sold	266,337	353,443	390,157	331,156	242,283
Gold equivalent ounces sold	12,777	18,859	22,493	21,359	16,127

* Includes 71,262 tonnes of ore grading 4.77 grams per tonne gold equivalent fed to the mill. Actual Q3 grade to heap leach pad was 1.05 grams per tonne (versus 1.51 grams per tonne) excluding this high grade delivered to the mill.

** very low grade ore inventoried in previous quarters is now classified as waste thereby increasing the strip ratio

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

The Ocampo open pit mine mined 534,064 tonnes of ore and 5,710,991 tonnes of waste for a 10.7:1 strip ratio during the third quarter. The high strip ratio in Q3 compared to previous quarters was due to lower than planned ore mined due to the low availability (53%) of the crushing and heap leach circuit. During the periods of this circuit outage, mining was directed to waste removal. Total tonnes mined was similar to Q2, reflecting the delivery late in the quarter of three (3) 100 tonne trucks, one (1) drill rig and one (1) replacement front end loader. Once this additional equipment was commissioned daily peak production on occasion exceeded 115,000 tonnes per day.

Third quarter average production was 67,900 tonnes per day while October total tonnes mined was a record of 2,779,000 tonnes (an average 89,600 tonnes per day) which exceeded previous best monthly performance by 19%. Of note, the Feasibility Study only assumed a daily Open Pit mining rate of 80,000 tonnes and the mine is on track to consistently achieve the planned +/- 100,000 tonnes per day average with the arrival of an additional loader and drill late in October.

The Company is expanding stripping activities in the Plaza de Gallos and Refugio pits which will allow it to join the two pits leading to a more consistent head grade to the crusher beginning in Q1, 2008. This will also allow the Company to accelerate access to the Picacho pit where the ore grades are higher and the strip ratio considerably lower. A new mine plan has been implemented to widen operational mine benches for improved mining equipment productivity and to direct attention to higher grade material in the Picacho pit. Additional waste stripping activity is required to access higher grade ore shoots. Unanticipated delays in pushing back Phase 2 at the higher grade Picacho pit are being addressed with the current focus on splitting the open pit into two separate phases in order to access both the high grade San Ramon and Picacho structures.

The Company processed a total of 510,809 tonnes of ore to the heap leach pad and also delivered 71,262 tonnes of higher grade ore of 2.30 grams per tonne gold and 134 grams per tonne silver (4.77 grams per tonne gold equivalent) from the open pit directly to the mill for a total of 582,071 tonnes processed. The average grade of ore placed on the pad was 0.60 grams per tonne gold and 24.4 grams per tonne silver for a gold equivalent grade 1.05 grams per tonne. Open pit mine grades to the heap leach were lower than the expected long term average as mining in the Plaza de Gallos pit followed lower grade areas and the pit layout generally was adjusted to wider benches to optimize future mining productivity. However, Q3’s gold equivalent grade for the 582,071 tonnes processed was 1.51 grams per tonne which is approximately 90% of Feasibility Study expectation.

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

Third quarter tonnes placed on the heap leach pad of 510,809 averaged 5,550 tonnes per day which is significantly below current capacity of 11,000 tonnes per day and reflects the 53% crushing and leach circuit availability in Q3. In October, 244,500 tonnes of ore were placed on the pad averaging 7,880 tonnes per day as availability improved to 70% similar to levels achieved in Q2. Leach pad crushing circuit availability is targeted to be in the mid 80%’s and a work plan is in place to achieve this level.

The heap leach pad continues to show improvements on recoveries consistent with those in the first half of 2007. The Company has seen both gold and silver recoveries increase from previous results and overall the gold and silver recoveries continue to trend toward Feasibility estimates of total metal recovery. At September 30, 2007 the Company had stacked 4.51 million tonnes on the pad at a grade of 0.81 grams per tonne gold and 31.68 grams per tonne silver or approximately 1.44 gold equivalent grams per tonne. Of this material the Company has recovered by bullion pours, 70.5% of the gold placed on the pad and 42% of the silver. At the end of the quarter higher gold/silver inventories were experienced due to the gold and silver in solution in the ponds. This inventory will be reduced as pond levels are lowered and Merrill Crowe plant efficiency improves during the upcoming dry season (January to June).

The Company has completed several column tests, and results indicate that on average, the required column test leach times slightly exceeded the feasibility study model of 140 days of leaching. Several more long term column tests were conducted exceeding 250 days which demonstrated that additional economic gold and silver recoveries can be expected. It is anticipated that the current leach pad will be kept in leach for several years after it is filled to capacity. Beyond 140 days the Company can expect an additional recovery on both gold and silver particularly in years 1 through 3, but monitoring of the whole program is ongoing as the mine moves through varying rock and mineralisation types.

The Company will finish installing a fourth crusher in the heap leach crushing circuit in Q4 due to slight delays in equipment arrival. The additional crusher will expand the capabilities of the crushing unit by an additional 1,500 tonnes per day within the high grade line at a capital cost of $2.5 million. This will allow an estimated total throughput of approximately 12,000 to 13,000 tonnes per day to the heap leach pad. A temporary arrangement to allow the partial use of the fourth crusher before full commissioning became operational on August 1, 2007.

Crusher availability and leach pad stacking in Q3 was well below capacity with downtime primarily attributable to the delay in the delivery of a replacement overland conveyor belt and crusher maintenance issues. At the end of the quarter a new conveyor belt was delivered and installed, immediately having a positive impact on daily tonnes delivered to the Heap Leach Pad as seen in the October performance.

The Company will also commence construction of phase two of its heap leach pad expansion after the 2007 wet season for completion in mid 2008. The current heap leach pad can hold approximately 5,000,000 tonnes of ore and can be expanded to approximately 12,000,000 tonnes of ore by expending $2.5 million. The design and engineering for an additional 20 million tonnes of heap leach production has also been commenced.

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

Ocampo Mine – Underground and Milling Operations

2007
Operational Data – Ocampo	2007	2007	2007	2006	2006
Underground and Mill	Q3	Q2	Q1	Q4	Q3

Tonnes of ore mined	79,750	154,243	97,290	85,103	102,132
Tonnes of ore processed	112,262	103,169	116,664	81,398	19,355
Metres developed	3,331	3,467	2,979	2,544	2,466
Average grade of gold processed (grams per tonne)	2.73	3.09	3.45	4.31	1.60
Average grade of silver processed (grams per tonne)	144.68	182.00	193.41	226.82	84.80
Equivalent gold grade processed (grams per tonne)	5.41	6.66	7.40	8.94	3.26
Gold ounces produced	9,687	10,299	13,304	11,842	304
Silver ounces produced	461,630	547,272	669,836	590,958	10,151
Gold ounces sold	8,763	10,411	13,282	9,272	-
Silver ounces sold	425,824	549,081	671,248	415,584	-
Gold equivalent ounces sold	16,678	21,213	26,981	17,753	-

The mill processed 112,262 tonnes of ore with an average grade of 2.73 grams per tonne gold, and 145 grams per tonne silver or 5.41 gold equivalent grams per tonne. Mill availability was approximately 82% with downtime primarily the result of rod mill electrical motor failure and a power outage caused by the shutdown of 3 of 6 diesel generators required as part of preventative maintenance work conducted near the end of the quarter. The lower Q3 grades reflect the focus on underground development in the quarter where high grade open pit ore was transferred to the mill to maintain mill throughput. A total of 63% of the Mill Feed was sourced from the open pit. While impacting positively on total tonnes available for milling, this materially reduced the overall Mill head grades milled compared to previous quarters. The average grade of the underground ore mined was 6.50 grams per tonne gold equivalent which was consistent with Q2.

As noted above, some 71,262 tonnes of higher grade ore at 2.30 grams per tonne gold and 134 grams per tonne silver was hauled in Q3 from the open pit to the milling operation. The significance of this is that the feasibility study only assumed relatively lower grade ore would be mined from the open pit and sent exclusively to the heap leach pad. Based on more recent geological interpretation within the open pit, it is expected further tonnages of high grade ore will become available to send directly to the mill which will provide much higher levels of metallurgical recovery than that achieved on the heap leach pad.

The mill has been providing recoveries of 95% on gold, and 90% on silver which is broadly consistent with the feasibility study.

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

Third quarter mill availability improved from 67% in Q2 to 82% availability in Q3 with further improvement anticipated in the fourth quarter. October mill availability was 84% despite a 4 day planned generator maintenance outage at the beginning of the month. Mill availability is targeted to be in the low 90%’s and a work plan is in place to achieve this level.

Third quarter tonnes milled were 112,262 for an average of 1,220 tonnes per day which was 19% below current name plate capacity of 1,500 tonnes per day and reflected the 82% Q3 mill availability. Tonnes Milled in October was a record of 49,200 tonnes (1,580 tonnes per day) which exceeded the 1,500 tonne name plate capacity by 6% with only 84% mill availability.

Ocampo currently has in excess of 28 kilometres of underground development completed, comprised of 53 working areas in various stages of development. During the quarter, the Company extracted 79,750 tonnes of ore from the underground mine. The Company has allocated $6.3 million for replacement of older underground equipment and has commenced the procurement process of new jumbo drills, trucks and scoops. While delivery lead times are long given demand in the sector, a new jumbo drill and three scoops have already been put into production in 2007 and additional underground equipment is scheduled to arrive early in Q1 2008. Third party contractors have been assigned to assist in accelerating development activities. An aggressive underground mine plan is under development to establish the needs of current production and longer term development. However, ramping up in production has been slower than planned due to a shortage of underground miners caused by a very tight labor market due to a number of new mines opening in Mexico. A program focusing on recruitment and retention has been implemented.

The underground shaft was sunk to the designed depth (290 Metres) and electrical and compressed air lines were run down the shaft by the end of the quarter. After a review of the long term mine plan and associated costs to complete the commissioning of shaft material hoisting system with the existing contractor, it was decided to defer the commissioning of the hoisting system and the foreign contractor was de-mobilized. Engineering studies are underway to deepen the shaft (an additional 200 metres) and once results from this study and the long term Life of Mine plan completed in Q4 then commissioning and potentially deepening of the shaft may occur.

An optimization initiative introduced at the end of Q2 involving coarsening the mill ore grind has proved very successful. This coarsening of the grind has improved instantaneous throughput above current mill capacity of 1,500 tonnes per day with peak daily throughputs of over 2000 tonnes per day occasionally achieved which is indicative of the installed capacity of the milling circuit. This has also contributed to lower ore processing costs. This practice was undertaken while closely monitoring recovery levels of silver in particular to ensure no significant metal recovery losses occurred.

The Company is also in the planning stages of expanding the current mill at a projected capital cost of $4.5 million. A number of key components of the mill were engineered to produce 3,000 tonnes per day with current capacity set at only 1,500 tonnes per day. A third tailing filter has been ordered and is currently being shipped from Japan and management is finalizing engineering plans of this installation.

Ocampo enjoys much planning flexibility with the presence of significant high grade open pit ore as evidenced by the 71,262 tonnes averaging 4.77 gold equivalent grams per tonne processed by the mill in the third quarter. The availability of such ore will supplement the underground ore feed and is expected to facilitate the mill expansion to 2,000 tonnes per day and beyond towards its 3,000 tonnes per day milling capacity.

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

During the quarter the Ocampo mine concluded a number of construction projects. These included the permanent mine offices, main warehouse, pit workshop and permanent Pemex diesel / gas station. The completion of the main office building allowed the housing of mine departments, maintenance and administration under one roof. The newly completed warehouse allowed the closing down of ancillary temporary warehouses located throughput the property and improved control and storage over spare parts and critical mine supplies.

The construction of the new 360 room (500 person) accommodation experienced minor delays due to the wet season and occupancy is now scheduled for late November. At that time the construction camp will be demobilized leading to additional cost savings. Due to the reduction in overall site manning due to the workforce rationalization, the Ocampo project now has adequate accommodation for its planned permanent operational workforce.

Initiatives – Ocampo

The key drivers of the higher current cash cost per ounce are primarily related to the newly commissioned Ocampo operation, including:

  allocation of fixed operating costs against lower than anticipated production throughput. Q3 open pit crushing utilization was 53% while mill utilization improved but was still only 82% of capacity. As fixed costs represent approximately 55% of total operating costs, cash costs are very sensitive to lower productivity levels current open pit mining activities are temporarily restricted to below average life of mine grades as pit benches continue to be widened for better productivity and waste stripping is advanced continued down time due to above average maintenance requirements and spare parts availability issues continued attention on completing unfinished underground infrastructure and the need to replace older underground mobile equipment

During the quarter the Company completed an aggressive review of Ocampo’s cost structure and implemented numerous initial initiatives to significantly reduce operating costs. Cost reduction programs implemented during the quarter included:

  A 30% reduction in overall project manning including a reduction from 1,330 to 1,040 service employees. The estimated monthly savings from this initiative are $500,000. In addition, third party contractor headcount was reduced in the quarter from 700 to approximately 350 saving $50,000 per month in labour, transport and accommodation expenses. A program to continually optimize project manning (contractors and service employees) is ongoing and the appropriate overall manning level for the mine is felt to be 1,400 which is a significant reduction from previous 2,000 plus working in the project during the 2nd quarter. The majority of the reductions occurred in production support areas and the Company is still committed to increasing the size and quality of its underground mining workforce in a difficult recruiting climate. The Company has incurred a third quarter severance cost of $1 million ($22 per ounce) and is expected to begin realizing significant cash savings beginning in the fourth quarter.

  A review of the Heap Leach and Milling process consumable usage identified a number of opportunities for reducing ore processing costs. It was realized that cement addition into the Heap Leach could be substituted for lime and this has resulted in savings of approximately $150,000 per month. Also the project is using approximately $6 per tonne milled of reagents in the cyanide destruction circuit. Subject to the availability of industrial sulphur it is anticipated that the installed Sulphur Burner in the plant will be commissioned during the 4th quarter giving a $5 per tonne savings ($200,000 per month). Delay in utilizing this cyanide destruction system occurred as sulphur in Mexico is regarded as an explosive and its industrial use is highly regulated. The application to gain the necessary usage and storage permits are in process.

  Complete rationalization of rental equipment usage particularly in the Open Pit and Mine Services. By focusing on more efficient use of owned equipment all rental equipment (30 tonne trucks, dozers, cranes, and loaders) were eliminated and the saving from this is approximately $200,000 per month.

  During the quarter a contract was signed with the Mexican power authority for the provision of an additional 5 megawatts of main grid power. Construction of the required facility is underway and it is scheduled to be operational early in 2008 at projected savings of $10 per ounce. Engineering design also commenced on the provision of a total of 20 megawatts of main grid power for the project that will result in a 50% reduction in power costs ($23 per ounce) with a less than one year payback on required capital spend. Both these schemes will reduce the reliance on the more expensive diesel generated electricity.

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

During the quarter the Company implemented an aggressive review of Ocampo’s operations and identified numerous opportunities which may significantly improve productivity. The Company has identified its top priorities to optimize production and costs at the Ocampo mine which include:

  advance underground mine development activity and improve underground ore availability to 1,500 tonnes per day by Q2, 2008 improve productivity and performance generally in the open pit targeting production consistently over 100,000 tonnes per day in Q1, 2008 and beyond through improved mine planning and new equipment utilization implement proactive preventative maintenance disciplines through strengthened maintenance leadership and achieve consistently mid 80% availability for the crusher and low 90% availability for the mill.

  complete heap leach pad expansion from 5 to 12 million tonnes by Q2 of 2008 improve underground equipment performance and equipment replacement by Q1, 2008 through receipt of ordered drills, scoops and trucks and improved maintenance practices accelerate underground development including shaft deepening / commissioning and waste backfill to mined out stopes by Q2, 2008 maximize mill throughput through the Q2 initiative to coarsen ore grind to average above 1,600 tonnes per day complete mill expansion with the construction of the 3rd tailing filter expected by mid 2008 complete heap leach high grade crushing circuit expansion through Q4 addition of 4th high grade crusher complete the development of the Santa Eduviges decline by Q2 2008 pursuit of a potential third source of high grade ore for the Mill via an additional underground mine development at Ocampo (Santa Eduviges) beneath the existing open pit during the second half of 2008 continue the aggressive cost reduction program via optimizing purchasing and consumable usage in the processing facilities

Exploration

The prospect for a second Underground mine (Santa Eduviges) and a third source of high grade ore continues to be developed as $4.7 million has been allocated for phase one exploration and development activity beneath the existing open pit and at the end of the quarter the project was on budget and 35% complete. In 2003, the Company performed deep drilling beneath the open pit, with encouraging results; however the Company ceased drilling on this area due to the high costs associated with these deep drill holes. However, the Company now has a significant amount of data on the intercepted and exposed vein structures in the open pit

The Company continued during the quarter driving a decline beneath the open pit which at September 30, 2007 was advanced to 433 metres (478 meters at October 31, 2007). This development is planned to intersect the Santa Theodora vein structure at 594 metres (a further 116 metres) and the main Santa Eduviges mineralised system at 678 metres (an additional 200 metres of development from the current location). At current development rates the Santa Eduviges veins are anticipated to be intersected early in the first quarter of 2008.

The Company will spend $5.0 million of an initial $8 million budget in 2007 for an operating mine site exploration drill program with $2.0 million (10,000 metres) allocated to Ocampo. Due to an industry shortage of drill rigs and in particular experienced diamond drillers the budgeted expenditure and metres drilled for 2007 will not be achieved.

Exploration activity during the quarter focused on defining extensions to the open pit resources with diamond drilling occurring on the Las Estrellas structures and in the Picacho pit on the San Ramón structure. To date 38 holes from a planned program of 42 holes have been completed. It is anticipated that the program will be concluded late in Q4 with the results being immediately incorporated into the revised resource estimation work.

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

The Company has committed to accelerating underground exploration and converting some of its large underground inferred resource inventory. During the quarter underground exploration targets were prioritized and it was concluded that the most cost effective method to upgrade these Inferred resources would be via additional accelerated underground exploration development. The company is committing to increasing this exploration development over the next 18 months. This approach of exploration via development has the advantage over diamond drilling that the upgraded resources can quickly be developed in reserves as the initial underground development is already in place.

Operational Review – El Cubo

El Cubo Mine – Underground and Milling Operations

2007
Operational Data – El Cubo	2007	2007	2007	2006	2006
Underground and Mills	Q3	Q2	Q1	Q4	Q3

Tonnes of ore mined and processed	200,530	206,166	122,779	112,153	105,651
Average grade of gold processed (grams per tonne)	1.55	1.62	2.47	2.98	3.46
Average grade of silver processed (grams per tonne)	71.07	73.10	117.78	116.00	114.32
Gold equivalent grade processed (grams per tonne)	2.85	3.05	4.87	5.35	5.70
Gold ounces produced	8,524	9,274	7,924	9,510	10,678
Silver ounces produced	376,648	432,271	378,659	374,831	353,452
Gold ounces sold	8,524	9,274	7,924	9,510	10,678
Silver ounces sold	376,648	432,271	378,659	374,831	353,452
Gold equivalent ounces sold	15,409	18,135	15,652	17,160	17,608

During the third quarter of 2007, El Cubo produced 8,524 ounces of gold and 376,648 ounces of silver or 15,409 gold equivalent ounces which represented a 15% decrease over Q2 production as fewer tonnes and lower grade ore was processed in the quarter. The lower ore grades were due to lower stope fill grades which by their nature are very variable. Revenues from mining operations during Q2 totaled $10,337,996, and production costs totaled $9,920,946. The mill processed 200,530 tonnes of ore at an average grade of 1.55 grams per tonne gold and 71 grams per tonne silver or 2.85 gold equivalent grams per tonne.

The Company commenced processing presently economic historic stope fill through the 2,400 tonne per day Las Torres mill. This available stope fill has been accumulated over 60 years of historical mining and in some areas has grades up to 2.50 gold equivalent grams per tonne. The Company leased the 2,400 tonne per day mill in 2004 which had been on care and maintenance. During Q3 the mill only utilized 45% of its total capacity a similar level to Q2. Additional underground equipment is being added and planning in place to use the 600 train haulage level between Las Torres and El Cubo with the aim to increase stope fill ore feed and run of mine feed to the Las Torres mill production to increase this plants utilization by the first quarter of 2008. As many of the Las Torres costs are fixed in nature, these higher ounces will enjoy improved margins.

El Cubo’s future growth opportunities are considered to be very prospective with the focus noted above. The Company is currently only utilizing 700 hectares of El Cubo’s 8,500 hectares of total concessions.

Initiatives – El Cubo

During the quarter the Company implemented an organizational review similar to that at Ocampo that identified opportunities to reduce costs and improve productivity at its El Cubo mine that includes:

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

  a work plan to significantly reduce total site manning initially targeting contractors is underway in Q4.

  advancing key capital projects by early 2008 to drive production throughput and plant availability the Company plans to replace a number of pieces of underground mining equipment (scoops and trucks) over the remainder of 2007 and into 2008 at an estimated capital cost of $2.5 million to improve underground equipment performance grade control initiatives to minimize underground mining dilution the Company is considering options of mill rationalization with the one leased and three Company owned and operated mills. Decisions on this will be made in Q4 2007. The project to integrate the El Cubo underground mine workings with the Las Torres shaft and Mill infrastructure is underway with all engineering completed during the quarter and minor rehabilitation of underground infrastructure in progress. The project involves linking all of the El Cubo underground mine with the train haulage level at 600 and hauling all underground ore via train to the Las Torres shaft and plant (2,400 tonne per day capacity). This will result in significant cost savings due to the closure of existing flotation plants (two) at El Cubo and ore haulage costs. It is anticipated that the full use of this haulage system will occur early in the second quarter of 2008 a significant and additional focus going forward will be to extend existing underground exploration development into areas of known structures which have been neglected historically due to a lack of capital and priority. Planning to achieve this has commenced.

Exploration

$3 million has been allocated for exploration at El Cubo during 2007 and as at the end of Q3 19,000 metres of 20,000 targeted metres of diamond drilling has been completed. Due to an industry shortage of drill rigs and, in particular, experienced diamond drillers the planned expenditure and metres drilled for 2007 was moderately curtailed. This exploration drilling included works undertaken on the La Fortuna, Villalpando and Inmaculada veins. Although all holes completed intersected strong vein structure, gold and silver grades were generally disappointing indicating the mineralization does not continue at depth.

Geological mapping was conducted on the 98 hectare El Cabrestante concession. Five veins were identified with strikes varying from NW to N, and dips from 45° to steeply SW. Extensive surface sampling of the structures yielded results from 37-246 g/t Ag and 1.61 - 3.94 g/t Au. More detailed mapping and sampling is being conducted on the more promising 400 m. of the main El Cabrestante Vein and the underground levels on it.

Guadalupe y Calvo Exploration Project

Exploration diamond drilling re-commenced during the quarter on this highly prospective project with three holes (506 metres) of the planned 15 (2,400 metres) completed and the Company is currently awaiting the assay results. The drilling was targeting the high grade core to gain appreciation for the continuation of the high grade mineralisation encountered during previous exploration drilling campaigns, including drill holes CG6 a down hole intersection of 4 metres @ 5.5 grams per tonne gold and 5,870 grams per tonne silver on the Pertenencia Structure, drill hole GC 1 a down hole intersection of 5 metres @ 7.5 grams per tonne gold and 100 grams per tonne silver and CG11 a down hole intersection of 3 metres @ 20.3 grams per tonne gold and 171 grams per tonne silver on the San Francisco Structure.

In addition to the diamond drilling at total of 28 surface trenches were dug and sampled across the Rosario structure to determine the potential for bulk open pittable mineralisation. Assay results (12 trenches) to date from sampling across the structure include the following:

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

Trench	Width	Gold (g/t)	Silver (g/t)	Eq Gold
	(metres)			(g/t)*
GTR-01	15	0.24	24.13	0.72
GTR-02	24	0.12	8.91	0.30
GTR-03	14	3.05	65.50	4.36
GTR-04	21	1.72	42.33	2.57
GTR-05	20	3.68	109.55	5.87
GTR-06	32	1.95	126.78	4.49
GTR-07	29	1.02	56.69	2.15
GTR-08	59	1.02	48.83	2.00
GTR-09	27	1.52	110.40	3.73
GTR-10	27	0.26	13.11	0.52
GTR-11	40	0.20	14.39	0.49
GTR -12	7	0.94	54.86	2.04
*Using an Silver to Gold equivalency ratio of 50 to 1

The Guadalupe y Calvo project contains inferred resources of 1.08 million ounces of gold and 45.6 million ounces of silver. This estimate is based on exploration work completed on the Rosario and Nankin structures and does not address other mineralized structures on the property and potential for significant strike extensions that are known to be present within the project boundaries. The Company has approved an enlarged budget of $0.8 million for the remainder of 2007 to accelerate exploration on this project.

Looking Ahead

This MD&A reflects a summary of the Company’s current challenges and significant opportunities for future growth and shareholder value creation. The Company is still targeting an annualized production run rate of 400,000 gold equivalent ounces which is targeted to be achieved by mid year 2008. This outlook will be updated following the completion of the 2008 budget and new life of mine plan which is expected to be completed in early 2008.

A number of initiatives and projects need to be completed before these production levels are attainable and with the very recent strengthening of senior management and mine management teams, additional time is required to bring focus and attention to these initiatives.

At Ocampo, significant progress against certain of these priorities will not be achieved until the end of 2007. The Company is targeting productivity improvements of upwards of 10-15% beginning in Q4 with more significant improvements targeted in subsequent quarters at Ocampo. This improvement in productive output combined with cost reductions both already realized and those pending implementation, will result in progressive ounces improvements and cost reductions beginning in Q4.

The planned capital expenditures, introduction of stronger preventative maintenance practices and implementation of the aforementioned focus priorities will materially improve mill and crusher availability in the coming months which will improve production and lower costs.

While Ocampo mill and crusher availability is being urgently addressed, management is also concurrently focused on increasing throughput capacity of both the mill and crushing circuit as described in detail above. Increases of 1,500 tonnes per day in crushing capacity and a 33% increase in mill capacity (1,500 to 2,000 tonnes per day) are significant drivers of future ounces production growth and further cash cost per ounce reductions as the Company better leverages its fixed costs. The small incremental capital costs required to substantially enhance both mill and crusher capacity are very capital efficient and will realize rapid payback.

In summary, optimization of the Ocampo crusher and mill availability from start up lows, enhancing name plate capacity at both the heap leach crushers and mill and an aggressive focus on reducing costs will move the Company’s results in line with current targets. The strengthened executive management team as well as the recently enhanced mine management teams have the skills and proven experience to deliver on these opportunities in the coming quarters.

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

Expenses
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006

General and administrative	$ 5,557,730	$ 7,681,154	$ 18,953,924	$ 25,047,601
Amortization and depletion	$ 10,371,951	$ 4,757,441	$ 36,845,289	$ 6,884,077

General and administrative costs decreased compared to Q3 2006 as $3.9 million of stock based compensation expense was incurred in 2006 compared to $1.2 million in 2007. Year to date, general and administrative costs were lower than prior year levels as year to date stock based compensation expense was $5.3 million versus $15.8 million year to date 2006. The Company anticipates general and administrative costs will begin to decline in Q4 as traction is realized on cost saving initiatives despite some currency related increases in Canadian dollar denominated costs.

Amortization and depletion, which relates to mining activities increased to $10.4 million for the quarter, compared to $4.8 million for the three months ended September 30, 2006, primarily as a result of increased mining activities and assets being commissioned at Ocampo in mid 2006. The acquisition of Mexgold Resources Inc. in August, 2006 and the resulting fair value allocation to those assets also accounted for the increase. Year to date amortization and depletion expense totaled $36.8 million versus $6.9 million in 2006 which reflects the same factors noted above.

Other Income (Expense)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006

Interest on long term debt	$ (120,836)	$ (1,812,013)	$ (3,338,560)	$ (3,533,820)
Foreign exchange loss*	$ (4,887,131)	$ (1,513,878)	$ (8,647,972)	$ (136,145)
Gain (loss) on equity investment	$ -	$ 332,541	$ -	$ 498,578
Interest and sundry	$ 414,630	$ 96,431	$ 733,077	$ 491,673

*Non-Cash Item

Interest on long term debt decreased to $0.1 million in the third quarter 2007 from $1.8 million in 2006. The Company used a significant portion of the proceeds of the $200 million Cdn equity offering to repay the $120 million US credit facility with Scotia Capital and Societe Generale in late April, 2007. Year to date interest expense of $3.3 million is in line with the $3.5 million incurred year to date 2006. At the end of Q3 the Company utilized $6.4 million of its $20 million operating facility.

Non-cash foreign exchange loss increased to $4.9 million (September 30, 2006 - $1.5 million) as a result of the translation of the Company’s operations in Canadian dollars and Mexican pesos to US dollars. Year to date, 2007 foreign exchange losses were $8.6 million compared to $0.1 million for the same period in 2006. The Company will continue to experience non-cash foreign currency gains or losses as a result of fluctuations between the US and Canadian dollars and the Mexican peso.

The Company earned interest on short-term investments and sundry income of $0.4 million (September 30, 2006 - $0.1 million) during the quarter. On a year to date basis, these amounts were $0.7 million and $0.5 million respectively.

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

Income Taxes (Recovery)

The Company recorded a future income tax expense of $20.5 million ($21.6 million expense and $1.1 million recovery) (September 30, 2006 expense of $3.4 million) and corresponding future income tax liability in the third quarter accounting for the largest change in the Company’s net loss quarter over quarter and on a year to date basis relative to the prior year. The third quarter expense reflects the impact of a recently enacted Mexican Single Rate Tax (substantively enacted on September 28, 2007). With the implementation of this Single Rate Tax on January 1, 2008, the Company’s Mexican subsidiaries will pay a 17.5% tax (with lower transitional rates for 2008 and 2009) on the Company’s revenues less certain deductions, all determined on a cash basis. The Company will pay the single rate tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year.

The Company has significant income tax loss carry forwards primarily relating to the accelerated deduction of mining properties costs permitted for income tax purposes. Prior to the implementation of the single rate tax, the full benefit of these loss carry forwards was reflected as a future income tax asset based on the current Mexican income tax rate of 28%. The future income tax expense recorded in the third quarter of $21,6 million reflects the value of these loss carry forwards that the Company projects will not be utilized as intended in future years due to the existence of the new single rate tax.

While third quarter net loss was increased significantly by this future income tax adjustment, the expense is a non-cash item and there was no impact on cash from operating activities.

Year to date, the Company’s 2007 $13.6 million future income tax expense was significantly higher than the $2.8 million recovery for 2006 reflecting the significant Q3 adjustment above re the single rate tax.

The Company has sufficient income tax loss carry forwards in Mexico and Canada which lower the effective current tax rate to zero except for the imposition of the new single rate tax effective January 1, 2008. Future income tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized.

Non-GAAP Measure – Total Cash Cost per Gold Equivalent Ounce Calculation

The Company reports total cash costs on a sales basis and follows the recommendations of the Gold Institute standard. The Company believes, in addition to conventional measures prepared in accordance with GAAP, certain investors use such non-GAAP information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is not intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mine to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. The following table provides a summary of total cash costs per ounce to the financial statements:

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006

Production costs per financial statements	$ 33,957,197	$ 12,698,143	$ 106,791,278	$ 19,814,466
Refining costs per financial statements	$ 337,815	$ 132,035	$ 1,183,820	$ 203,647

Total cash costs	$ 34,295,012	$ 12,830,178	$ 107,975,098	$ 20,018,113

Divided by gold equivalent ounces sold	44,863	25,652	168,231	48,070
Total cash cost per ounce – US $	$ 764	$ 500	$ 642	$ 416

Gold equivalent ounces are calculated based on actual sales
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006

Total cash costs (from above)	$ 34,295,012	$ 12,830,178	$ 107,975,098	$ 20,018,113
Less: Silver revenue	$ (13,399,022)	$ (5,174,381)	$ (50,532,905)	$ (9,184,797)
	$ 20,895,990	$ 7,655,797	$ 57,442,193	$ 10,833,316

Divided by gold ounces sold	25,104	17,112	92,432	33,628
Total cash cost per gold ounce – US $	$ 832	$ 447	$ 621	$ 322

Calculation of silver revenue
Silver price	$ 12.54	$ 11.88	$ 13.15	$ 12.28
Multiplied by silver ounces	1,068,809	435,554	3,844,254	748,177
Silver revenue	$ 13,399,022	$ 5,174,381	$ 50,532,905	$ 9,184,797

The calculation of total cash cost per ounce of gold is net of by-product silver sales revenue.

Liquidity

On April 9, 2007, the Company filed a preliminary prospectus under the multi-jurisdictional disclosure system relating to the public offering of 10,000,000 common shares at $17.81 (C$20.00) per common share in Canada and the United States for gross proceeds of $178,100,000 (C$200,000,000). On April 24, 2007, the Company completed the public offering and repaid its $120,000,000 debt facility. The Company believes this strengthens the balance sheet, and allows the Company to immediately capitalize on investment and expansion opportunities to enhance its resources and reserves.

The Company’s balance of cash and cash equivalents as at September 30, 2007 was $1,074,782 (September 30, 2006 -$7,649,928) and combined with its available borrowing facility anticipates having sufficient funds to meet its future obligations. Subsequent to quarter end the Company finalized a $60 million revolving facility with the Bank of Nova Scotia and Bank of Montreal with its term expiring on December 31, 2008. The Company will, subject to certain conditions, have an initial availment of $47.5 million increasing to $60 million upon the completion of an updated resources and reserves study, Life of Mine Plan and 2008 Budget which are all expected to be finalized early in 2008. This facility replaces the existing $20 million revolving facility.

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

Details of the Company’s operating, financing and investing activities and long term debt agreement are provided below, and in conjunction with the financial statements and management discussion and analysis for the quarter ended September 30, 2007 and the three months ended September 30, 2006. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s exploration, development and construction programs on its mineral properties and its ability to obtain equity or other sources of financing.

Cash used in operations for the quarter ended September 30, 2007 was $10,571,784 (September 30, 2006 - $16,315,234). The Company increased its Supplies Inventories in the quarter by $2 million as inventories of critical spare parts were enhanced. The Company continues to aggressively pursue the collection of Commodity taxes receivables with significant recoveries ($5 - $6 million) targeted for Q4. Accounts payable increased by $1 million during the quarter. Year to date, cash used in operations was $36,901,868 compared to $26,170,796 in 2006 with the increased use of $10.7 million relating to working capital increase ($0.2 million) and a larger 2007 cash operating loss ($10.5 million).

Investing activities for the quarter ended September 30, 2007 used cash of $ 26,076,516 (September 30, 2006 – was a source of cash of $4,436,645), related to mining interests, related deferred costs and the acquisition of capital assets Year to date investing activities were $55,671,468 in 2007 compared to $62,539,642 in 2006 when Ocampo mine was still under construction.

Financing activities for the quarter ended September 30, 2007 was a source of cash of $4,853,829 (September 30, 2006 -$17,265,593), and included proceeds of $5,508,587 from long term debt, $191,611 in proceeds received related to the exercising of stock options offset by $588,047 in repayments of long term debt and capital lease obligations. The Company has options in-the-money as at September 30, 2007 that would inject $47,821,667 Cdn into the Company if exercised. Year to date, financing activities in 2007 were $89,574,018 compared to $91,164,630 in 2006 as 2007 reflected the net proceeds of the equity issuance less debt pay down while 2006 reflected increases in long term debt. Proceeds from stock option exercising were $33.4 million in 2007 compared to $11.3 million in 2006.

Long term debt

A summary of the Company’s payment obligations under its long term debt agreement with Soyopa are as follows:

Year
On or before November 23, 2007	$ 3,500,000

In the event the Company sells or transfers title to the concessions to a third party, the $3,500,000 or the principal amount remaining, becomes due. The long term debt is secured by a first charge over certain mineral properties, and is non-interest bearing.

In October, 2005, May, 2006, and December, 2006, the Company secured a credit facility with Bank of Nova Scotia and Societe Generale. The facility was secured and consisted of a two-year revolving facility of $32,500,000, and a three-year non-revolving facility of $87,500,000. Interest was payable at prime rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25% . On April 24, 2007 the Company repaid the debt facility with proceeds from the public offering of 10,000,000 common shares for gross proceeds of $178,100,000 (C$200,000,000). The $32,500,000 revolving credit facility remained available to the Company and was reduced to $20,000,000 at June 30, 2007 pursuant to its terms. In September, 2007 Bank of Montreal replaced Societe Generale in the credit facility. Bank of Montreal and Bank of Nova Scotia agreed to maintain the $20,000,000 facility at September 30, 2007 when it was otherwise scheduled to reduce to $10,000,000.

Subsequent to quarter end the Company replaced the existing $20 million revolving facility with a $60 million revolving facility with the Bank of Nova Scotia and Bank of Montreal with term expiring on December 31, 2008. The Company will, subject to certain conditions, have an initial availment of $47.5 million increasing to $60 million upon the completion of an updated resources and reserves study, Life of Mine Plan and 2008 Budget, in form and substance satisfactory to the lenders, which are all expected to be finalized early in 2008. Interest is payable at prime rate plus 0.75% or in the case of US dollar advances, LIBOR + 1.75% .

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

Contractual Obligations

A summary of the Company’s contractual obligations is summarized as follows:

Contractual Obligations	Total	<1 year	1-3 years
Long term debt	$12,131,226	$4,240,580	$7,890,646
Interest on long term debt	Nil	Nil	Nil
Capital leases	$4,202,652	$2,430,854	$1,771,798
Future purchase commitments	$5,480,387l	$5,480,387	$Nil

The Company does not have any contractual obligations which extend beyond 3 years.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Share Capital Information

Outstanding Shares
Outstanding Share Data September 30, 2007
Issued and Outstanding	117,432,363
Options	9,287,420
Fully Diluted	126,717,783

Transactions with Related Parties

The Company paid $31,250 year to date ($31,250 for three months ended September 30, 2007) to a Director for services other than in their capacity as a director.

The Company pays a third party company related to a director for the provision of workers in our Mexican operations, and pays a mark-up of cost plus 13% (2006 – 13%). The Company believes these costs are at fair market value. The total costs paid to the company for the provision of workers plus the mark-up of cost was:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006

Mining interests & production costs	$ 9,794,858	$ 5,655,853	$ 26,941,785	$ 13,459,360

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

The Company pays a third party company related to a director for the provision of mine consumables. The Company believes these costs are at fair market value. The total costs paid to the company for the provision of mine consumables was:

	Three months	Three months	Nine months	Six months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006

Production costs	$ 216,977	$ 683,742	$ 1,625,603	$ 1,212,518

The Company pays a third party company related to a director for the provision and construction of production and support facilities. The Company believes these costs are at fair market value. The total costs paid to the company for the provision and construction of production and support facilities was:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	June 30	June 30	September 30	September 30
	2007	2006	2007	2006

Capital Assets		$863,417	$ 24,838	$ 863,417

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, as well as to provide an additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company.

Critical Accounting Estimates

Management is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. A description of the Company’s significant accounting policies can be found in note 2 of the Company’s consolidated financial statements.

The changes in accounting policy are:

a) Functional Currency and Reporting Currency

Effective January 1, 2007, at time of the commencement of commercial production, the Company determined that its functional currency is the United States dollar and therefore changed its reporting currency to the United States dollar from the Canadian dollar.

The financial information as at December 31, 2006 and for the three and nine months ended September 30, 2006 have been adjusted retrospectively as if the U.S. dollar had been the reporting currency during these periods.

b) Comprehensive Income and Financial Instruments

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

On January 1, 2007, the Company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3251 “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been adjusted retrospectively except for the requirement to disclose currency translation adjustment as part of other comprehensive income. Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives are measured on the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its cash and cash equivalents and restricted cash as held-for-trading, which is measured at fair value. Receivable are classified as loans and receivables, which are measured at amortized cost. Payables and accruals, long-term debt and capital lease obligations are classified as other financial liabilities, which are measured at amortized cost.

All derivative instruments, including embedded derivatives, are recorded in the statement of earnings at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in earnings unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income. The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered on or after December 1, 2002. The impact of the change in accounting policy related to embedded derivatives was not material.

c) Recent pronouncements

In February 2007, the CICA issued Section 1535, “Capital Disclosures” which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The adoption of this standard is not expected to have a significant effect on the Company’s financial statements.

In February 2007, the CICA issued Section 3862 “Financial Instruments – Disclosure” (“Section 3862”) and Section 3863 “Financial Instruments – Presentation” (“Section 3863”), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and the balance sheet date and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user’s understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows.

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

In June 2007, the CICA issued Handbook Section 3031, Inventories which will become effective for us beginning on January 1, 2008. This section requires that inventory be recorded at the lower of cost or net realizable value, which is our current accounting policy. The section also clarifies the allocation of fixed production overhead, requires consistent use of either first-in, first-out or weighted average to measure inventories, and requires that any previous write-downs be reversed when the value of inventories increases. The amount of the reversal is limited to the amount of the original write-down.

d) Future Income Taxes

The Company recorded a future income tax expense of $20.5 million ($21.6 million expense and $1.1 million recovery) and corresponding future income tax liability in the third quarter accounting for the largest change in the Company’s net loss quarter over quarter and on a year to date basis relative to the prior year. The third quarter expense reflects the impact of a recently enacted Mexican Single Rate Tax (substantively enacted on September 28, 2007). With the implementation of this Single Rate Tax on January 1, 2008, the Company’s Mexican Subsidiaries will pay a 17.5% tax (with lower transitional rates for 2008 and 2009) on the Company’s revenues less certain deductions, all determined on a cash basis. The Company will pay the single rate tax to the extent that it exceeds its income tax payments pursuant to the pre-existing income tax system in each taxation year.

The Company has significant income tax loss carry forwards primarily relating to the accelerated deduction of mining properties costs permitted for income tax purposes. Prior to the implementation of the single rate tax, the full benefit of these loss carry forwards was reflected as a future income tax asset based on the current Mexican income tax rate of 28%. The future income tax expense recorded in the third quarter of $21.6 million reflects the value of these loss carry forwards that the Company projects will not be utilized as intended in future years due to the existence of the new single rate tax.

While third quarter net loss was increased significantly by this future income tax adjustment, the expense is a non-cash item and there was no impact on cash from operating activities.

As this new tax has only been recently enacted and the Company is an early adopter by virtue of its third quarter timing, the Company is monitoring closely to assess the possibility of any implementation amendments by the Government of Mexico and the positions taken by other public issuers.

Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation or reports that we file or submit under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2006 an evaluation was carried out for the first time, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as a result of a material weakness identified in Gammon’s internal controls over financial reporting as described below, disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

(b) Management’s Report on Internal Control Over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Gammon’s internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

We conducted an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, our Chief Financial Officer and our management disclosure committee, of the effectiveness of our disclosure controls and procedures as of December 31, 2006, pursuant to Rule 13a-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective on that date. Accordingly, the Company performed additional analysis and procedures to ensure that its consolidated financial statements were prepared in accordance with Canadian GAAP. These procedures included monthly analytic reviews of subsidiaries’ financial results, and quarterly certifications by senior management of subsidiaries regarding the accuracy of reported financial information. In addition, the Company performed additional procedures to provide reasonable assurance that the financial statements included in this report are fairly presented in all material respects.

As of December 31, 2006, management assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During this process, management identified a material weakness in internal control over financial reporting as described below. A material weakness, as defined under standards established in the United States by the Public Company Accounting Oversight Board’s (“PCAOB”) Auditing Standard No. 2, is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.

The Company had insufficient accounting personnel to appropriately review and approve non-routine and complex transactions. Specifically, this involved accounting for stock option expense and inventory valuation. This did not result in material errors in Gammon’s 2006 consolidated financial statements. However, this could have resulted in material adjustments to the financial statements and, as a result, there is a more than remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected. Since December 31, 2006, the Company has hired two additional Corporate Controllers to provide additional review and oversight to the Company’s routine and non-routine accounting transactions, along with working with third party experts to provide additional support in the identification and accounting for non-routine transactions.

In reviewing internal control over financial reporting at September 30, 2007, Management determined that the material weaknesses have not yet been fully remedied. Notwithstanding the above-mentioned weakness, management has concluded that the Consolidated Financial Statements included in this report fairly present the Company's consolidated financial position and the consolidated results of operations, as of and for the period ending September 30, 2007.

(c) Management’s Remediation Plan

Gammon has addressed and will continue to address these control deficiencies by adding accounting and finance personnel with the requisite skills, who are being trained in the Company’s reporting procedures and controls. The following are steps that the Company has taken and is taking to remedy the conditions leading to the above stated material weakness:

  The Company has hired 2 Corporate Controllers and a Mexican Finance & Accounting leader to provide additional review and oversight to the Company’s routine and non-routine accounting transactions;

  The Company has engaged third party experts to provide additional support in the identification and accounting for non-routine transactions;

  The Company has hired additional accounting personnel with strong technical accounting skills to meet the growing needs of the Company’s operations and accounting requirements with particular emphasis on filling Mexican based support roles.

Gammon Gold Inc.
Management Discussion and Analysis
For the nine months ended September 30, 2007

Cautionary Note to US Investors

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in the Annual Information Form (AIF). The Company’s reporting currency is in US dollars unless otherwise noted.

Cautionary Statement regarding Forward-Looking Statements

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the enhancement of future production and the reduction of future costs due to initiatives taken by the Company; expectations regarding the timing and extent of production at the Ocampo project; estimates regarding the future costs related to exploration at Ocampo; the implications of the Mexican Single Rate Tax on future income tax payments; the nature and availability of additional funding sources; and future plans and objectives of Gammon. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company’s annual information form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.